

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX EXITS 2013 WITH RECORD PRODUCTION AND LAYERS IN ADDITIONAL COMMODITY FIXED PRICE CONTRACTS FOR 2014

CALGARY, ALBERTA (January 7, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce it exited 2013 with record production and provides an update of its recent commodity price risk management activities.

2013 has been an extraordinary year earmarked by record production growth, announcing three separate joint ventures designed to accelerate our program on a promoted basis, an equity financing, redemption of its convertible debentures and closing on December 11, 2013 of an impactful corporate acquisition. These strategic transactions strengthen the Company by accelerating our ability to provide shareholder value accretion.

2013 Exit and 2014 Guidance

Bellatrix exited 2013 with a record production level of 38,000 boe/d (weighted total crude oil, condensate and NGLs representing 37%) and with approximately 2,000 boe/d behind pipe waiting to be brought on production due to infrastructure constraints. These current Infrastructure constraints are anticipated to be removed by mid-January 2014 after which time the Company's field production is expected to be at +/- 40,000 boe/d (weighted total crude oil, condensate and NGLs representing 37%). First quarter 2014 production is also expected to average +/- 40,000 boe/d (weighted total crude oil, condensate and NGLs exit at approximately 37%).

The Company navigated through severe weather challenges during the summer and fall of 2013 which contributed to significant unscheduled down time at plants that process Bellatrix's natural gas and which negatively impacted the Company's average annual 2013 production levels. Bellatrix was also negatively impacted during 2013 by regulatory delays in receiving well licenses which significantly delayed the start of the Q4 2014 drilling program. In addition, as previously announced in November 2013, as part of agreement with Troika Resources Private Equity Fund ("Troika"), Troika acquired 14 gross wells (as included in the total expected 63 gross well program) for wells that had been drilled since January 1, 2013 resulting in net proceeds of $16.7 million that was received by Bellatrix. This agreement resulted in the sale of approximately 1,300 boe/d to Troika at closing which negatively impacted production post-closing. Despite these many challenges in 2013 the Company exited 2013 with record production levels of 38,000 boe/d which represented a 95% increase over its 2012 exit production level of 19,500 boe/d. Bellatrix's expects its 2013 calendar year average daily production will be +/- 22,000 boe/d which represents a 32% increase over 2012 average production of 16,686 boe/d.

Since November 2013 and for all of 2014, Bellatrix plans to continue to be active in drilling with 10-12 rigs operating in its two core resource plays, the Cardium oil (Bellatrix is the second largest land holder with 338 net sections in the Cardium play) and Mannville condensate rich gas, utilizing horizontal drilling multi-fracturing technology. With the closing of the acquisition of Angle Energy Inc. ("Angle") in December 2013, an initial gross budget of $610 million (including JV partner capital) for a net capital budget of $370 million has been set for fiscal 2014. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2014 budget is anticipated to provide 2014 average daily production of approximately +/- 44,000 boe/d and an exit rate of approximately +/- 47,000 boe/d.

The 2014 net capital budget of $370 million is comprised of drilling and completion costs of $250 million; facility and infrastructure costs of $100 million and land, geological and other related costs of $20 million. The Company plans to drill/participate in 146 gross (76.27 net) wells in 2014 resulting in 115 gross (65.71 net) Cardium oil wells and 31 gross (10.56 net) Mannville condensate rich gas wells.

2014 funds from operations are expected to be $360 million or $2.10 per basic share which when combined with the Company's existing $500 million credit facilities, will provide ample funds to execute the budget while maintaining a strong balance sheet.

Based on an assumed 2014 average Edmonton Light oil price of $90/bbl and AECO $4.00/mcf, average 2014 royalty rates of 18.8% and average 2014 operating costs of $7.50 boe/d, the Company expects to exit 2014 with net debt of approximately $410 million or 1.06 times net debt to trailing estimated fourth quarter 2014 funds from operations.

Additional 2014 Price Risk Management Contracts

In summary, Bellatrix has the following crude oil and natural gas commodity price risk management contracts in place for 2014. The conversion of $/GJ to $/mcf is based on an average corporate heat content of 40.8 Mj/m^3. The conversion to CDN$ from US$ is based on an exchange rate of $0.94 CDN/$1.00US.

Product	Term	Volume	Average Price
Crude Oil	Jan. 1, 2014 to Dec. 31, 2014	6,000 bbl/d	$97.07 CDN/bbl
Natural gas	Jan. 1, 2014 to Dec. 31, 2014	63.8 mmcf/d	$4.04 CDN/mcf

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Bellatrix recently entered into five commodity price risk management contracts consisting of two natural gas fixed price swaps for the period February 1, 2014 to December 31, 2014 for 10,000 GJ/d each at prices of CDN$3.79/GJ (CDN$4.36/mcf) and CDN$3.80/GJ (CDN$4.37/mcf) respectively and three additional natural gas fixed price swaps totaling 15,000 GJ/d for the period July 1, 2014 to December 31, 2014 at prices of CDN$3.71/GJ (CDN$4.26/mcf).

As at January 6, 2014, Bellatrix has entered into commodity price risk management arrangements for 2014 as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 93.30 US	$ 93.30 US	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 94.00 CDN	$ 94.00 CDN	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 95.00 US	$ 95.00 US	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 95.22 CDN	$ 95.22 CDN	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 98.30 CDN	$ 98.30 CDN	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	1,000 bbl/d	$ 99.50 CDN	$ 99.50 CDN	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 99.60 CDN	$ 99.60 CDN	WTI
Crude oil call options	Jan. 1, 2014 to Dec. 31, 2014	1,500 bbl/d	-	$ 105.00 US	WTI
Natural gas fixed	Jan. 1, 2014 to Jun. 30, 2014	15,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	Jan. 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.30 CDN	$ 3.30 CDN	AECO
Natural gas fixed	Jan. 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.60 CDN	$ 3.60 CDN	AECO
Natural gas fixed	Jul. 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.71 CDN	$ 3.71 CDN	AECO
Natural gas fixed	Feb. 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.79 CDN	$ 3.79 CDN	AECO
Natural gas fixed	Feb. 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.80 CDN	$ 3.80 CDN	AECO

Bellatrix continues to focus on growth by development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 742 net remaining Cardium locations, 381 net Notikewin/Falher and 128 Mannville locations representing a net remaining investment of $4.97 billion (based on current costs). Bellatrix has approximately 424,452 net undeveloped acres and including all opportunities of approximately 2,000 net exploitation drilling opportunities identified, with capital requirements of $10.1 billion representing over 30 years of drilling inventory based on current annual cash flow and costs. The Company continues to focus on adding Cardium and Notikewin prospective lands.

The Company's current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including timing of the removal of infrastructure constraints and anticipated production thereafter and commodity mix, anticipated first quarter 2014 average daily production rate and commodity mix, anticipated 2014 average daily production rate, exit rate and commodity mix, 2014 capital expenditure budget and nature of expenditures and drilling inventory and costs and time to develop and estimated 2014 funds from operation and funds from operation per share, expectation that funds flow and available credit facilities will provide ample funds to execute budget and maintain strong balance sheet, budgeted 2014 commodity prices, royalty rates and operating costs and resulting 2014 net debt and net debt to trailing estimated fourth quarter 2014 funds flow from operations may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Estimated 2014 funds from operations and funds from operation per share and 2014 yea-rend debt levels and expected 2014 net debt to trailing estimated fourth quarter 2014 funds flow from operations may constitute financial outlooks under applicable securities laws and were approved by management on January 3, 2014 and such financial outlooks are contained herein to provide the reader with an understanding of the funds expected to be generated by the Company's operations and thus the amount available to meet its required expenditures and payments based on the various assumptions utilized and readers are cautioned that the information may not be appropriate for other purposes. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Non-GAAP Measures: This press release contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This press release also contains the terms total net debt and net debt. Total net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.